Founder SPAC

11752 Lake Potomac Drive

Potomac, Maryland 20854

October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Lewis

Re:	Founder SPAC

Registration on Form S-1

Filed on July 26, 2021, as amended

File No. 333-258158

Dear Mr. Lewis,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Founder SPAC respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 14, 2021, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Founder SPAC

By:	/s/ Osman Ahmed
Name:	Osman Ahmed
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP